SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

No. 3399 North Chaoyang Avenue

Baoding 071051

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

FORM 6-K

Table of Contents

Other Events.

Signature

Other Events.

Yingli Green Energy Holding Company Limited (OTC Pink: YGEHY) ("Yingli Green Energy" or "the Company"), was informed that Baoding Municipal Intermediate People’s Court in Hebei Province, China, has ruled that the restructuring of Yingli Energy (China) Co., Ltd. (“Yingli China”), Baoding Tianwei Yingli New Energy Resources Co., Ltd., a holding subsidiary of the Company, and Yingli China’s subsidiaries (Hainan Yingli New Energy Resources Co., Ltd. Tianjin Yingli New Energy Resources Co., Ltd. Hengshui Yingli New Energy Resources Co., Ltd. Lixian Yingli New Energy Resources Co., Ltd.) should be consolidated as one restructuring case.

The Court has appointed the administrator of Yingli China as the administrator of those six companies to administer their restructuring process. The primary goal is to restructure their debt obligations, while continuing production and operations to meet customer orders and its product warranty obligations.

Yingli Green Energy, the ultimate parent company of those six companies cannot assure that any proposed debt restructuring plan will leave any value for its shareholders and will further update the market when there is significant new progress.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Yiyu Wang
Name: Yiyu Wang Title: Chief Financial Officer

Date: July 15, 2020